UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2
 (Amendment No.   ) *

TPG Specialty Lending, Inc.
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

None
(CUSIP Number)

June 30, 2011
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. N/A	13G

1	NAME OF REPORTING PERSONS Oregon Public Employees' Retirement Fund
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 5,262 shares
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 5,262 shares
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,262 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 15.0%
12	TYPE OF REPORTING PERSON (See Instructions) EP

Item 1 (a).	Name of Issuer: TPG Specialty Lending, Inc.

Item 1 (b).	Address of Issuer’s Principal Executive Offices:

301 Commerce Street, Suite 3300
Fort Worth, TX 76102

Item 2 (a).	Name of Person Filing: Oregon Public Employees' Retirement Fund

Item 2 (b).	Address of Principal Business Office or, if none, Residence:

100 Labor and Industries Building
350 Winter Street, NE
Salem, OR  97301

Item 2 (c).	Citizenship: USA

Item 2 (d).	Title of Class of Securities: Common Stock, $.01 par value

Item 2 (e).	CUSIP Number: N/A

Item 3.	If this Statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

☐	(a)	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

☐	(b)	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

☐	(c)	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

☐	(d)	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

☐	(e)	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

☒	(f)	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

☐	(g)	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

☐	(h)	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

☐	(i)	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

☐	(j)	A non-U.S. institution, in accordance with §240.13d-1(b)(1)(ii)(J);

☐	(k)	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing for a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution.

Not applicable.

Item 4.	Ownership

(a)	Amount beneficially owned: 5,262 shares

(b)	Percent of class: 15.0%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote 5,262 shares
(ii)	Shared power to vote or to direct the vote 0
(iii)	Sole power to dispose or to direct the disposition of 5,262 shares
(iv)	Shared power to dispose or to direct the disposition of 0

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 7, 2011

	By:	/s/ Ronald D. Schmitz
Ronald D. Schmitz
Chief Investment Officer